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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Fording Canadian Coal Trust

(Name of Issuer)

Trust Units

(Title of Class of Securities)

345425102

(Cusip Number)

Samuel W. Ingram
Sherritt International Corporation
1133 Yonge Street
Ontario, Canada M4T 2Y7
(416) 934-7655

James J. Junewicz Mayer, Brown, Rowe & Maw 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Geoffrey D. Creighton Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario, Canada M5K 1N2 (416) 865-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102

1.	Name of Reporting Person: Sherritt International Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Brunswick, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,971,942

		8.	Shared Voting Power: 3,200,000

		9.	Sole Dispositive Power: 1,971,942

		10.	Shared Dispositive Power: 3,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,171,942 Units (of which 1,971,942 units represent sole voting and dispositive power by Sherritt International Corporation)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.2%[1]

14.	Type of Reporting Person (See Instructions): CO

[1] 4.3% representing sole voting and dispositive power and 6.9% representing shared voting and dispositive power in respect of entities held indirectly as to 50% by Sherritt International Corporation.

PRELIMINARY STATEMENT
On October 21, 2002, Sherritt International Corporation (“Sherritt”) and Ontario Teachers’ Pension Plan Board (“Teachers”) announced a joint bid for the shares of Fording Inc., the predecessor of Fording Canadian Coal Trust (“Fording”). On January 12, 2003, Sherritt, Teachers, Teck Cominco Limited (“Teck”), Westshore Terminals Income Fund (“Westshore”), and Fording Inc. signed a Combination Agreement (the “Combination Agreement”) pursuant to which, among other things, Fording Inc. agreed to propose for shareholder approval the conversion of Fording Inc. into an income trust formed under Canadian law (the “Plan of Arrangement”) and Sherritt and Teachers agreed to withdraw their joint bid. On February 19, 2003, the shareholders of Fording Inc. approved the Plan of Arrangement. On February 28, 2003, the Combination Agreement was consummated and, as a result, the shares of Fording Inc. were exchanged for units in Fording. This Schedule 13D relates to the securities acquired in that transaction.

Item 1.	Security and Issuer
This Schedule 13D relates to the trust units of Fording Canadian Coal Trust, a trust organized under the laws of the province of Alberta, Canada. The principal executive offices of Fording are located at Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta, Canada T2G 0R4.

Item 2.	Identity and Background
(a)-(c) Sherritt is a New Brunswick, Canada corporation, the principal business of which is diversified natural resources. The principal office and business address of Sherritt is 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7. The name, business address, and present principal occupation or employment of each director, executive officer and controlling person of Sherritt is set forth in Schedule A hereto and is incorporated herein by reference.

(d) Neither of Sherritt nor, to the best of Sherritt’s knowledge, any of the persons identified in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of Sherritt nor, to the best of Sherritt’s knowledge, any of the persons identified in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the directors and the executive officers of Sherritt is listed on Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration
As a result of the completion of the Plan of Arrangement and consummation of the Combination Agreement, Sherritt purchased 2,857,142 units from Fording for Cdn.$100,000,000. On February 27, 2003, Sherritt borrowed part of the purchase price pursuant to loan arrangements from National Bank of Canada. Sherritt has since sold 885,200 units. Sherritt is the sole beneficial owner of 1,971,942 units.

In addition, Sherritt shares beneficial ownership of 2,979,000 units beneficially owned by Luscar Ltd. and 221,000 shares beneficially owned by 1563706 Ontario Ltd. Pursuant to the Plan of Arrangement and Combination Agreement, Luscar Ltd. received 2,979,000 units of Fording in exchange for Luscar Ltd.’s contribution of certain metallurgical coal assets and related port facilities, and 1563706 Ontario Ltd. received 221,000 units in exchange for 1563706 Ontario Ltd.’s contribution of certain metallurgical coal assets.

Luscar Ltd. and 1563706 Ontario Ltd. are each indirect subsidiaries of Sherritt and Teachers. See Item 5(b) for a description of the relationship. Sherritt shares with Luscar Ltd. and Teachers beneficial ownership of the 2,979,000 units directly owned by Luscar Ltd. Sherritt shares with 1563706 Ontario Ltd. and Teachers beneficial ownership of the 221,000 units directly owned by 1563706 Ontario Ltd.

Item 4.	Purpose of Transaction
Sherritt is holding for investment purposes the units as to which it has sole or shared beneficial ownership. Sherritt may, from time to time and depending on market conditions and other factors, dispose of those units as to which it has sole beneficial ownership in open market sales or through private transactions or otherwise.

Except as set forth above in this Item 4 and in Item 6, Sherritt currently has no plans or proposals that relate to or that would result in the occurrence in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, Sherritt reserves the right from time to time to formulate plans or proposals regarding Fording or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5.	Interest in Securities of the Issuer
(a) Sherritt may be deemed to have beneficial ownership of 5,171,942 units, representing approximately 11.2% of the units outstanding as of February 28, 2003.

(b) Sherritt may be deemed to have sole voting and dispositive power over the 1,971,942 units owned solely by it. Sherritt may be deemed to share with Teachers and Luscar Ltd. voting and dispositive power over the 2,979,000 units owned by Luscar Ltd. Sherritt may be deemed to share with Teachers and 1563706 Ontario Ltd. voting and dispositive power over the 221,000 units owned by 1563706 Ontario Ltd.

Luscar Ltd. is an Alberta, Canada corporation, the principal business of which is coal production. Luscar Ltd. is a wholly owned subsidiary of Luscar Coal Ltd., an Alberta, Canada corporation, which is a wholly owned subsidiary of Luscar Coal Income Fund, an open-ended trust established under the laws of Alberta, Canada, which is in turn a wholly owned subsidiary of Luscar Energy Partnership, a general partnership formed under the laws of Ontario, Canada. The principal office address of Luscar Ltd. and Luscar Coal Ltd. is 1600 Oxford Tower, 10235 - 101 Street, Edmonton, Alberta, Canada T5J 3G1. The principal office address of Luscar Coal Income Fund and Luscar Energy Partnership is 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7. The principal business of each of Luscar Coal Ltd., Luscar Coal Income Fund and Luscar Energy Partnership is to act as a holding company.

Luscar Energy Partnership’s partners are Luscar Energy Holdings Ltd., an Ontario, Canada corporation and wholly owned subsidiary of Sherritt, and OTPPB SCP Inc., an Ontario, Canada corporation and wholly owned subsidiary of Teachers. The principal office address of Luscar Energy Holdings Ltd. is 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7 and the principal office address of OTPPB SCP Inc. is 5650 Yonge Street, 5th Floor, Toronto, Ontario, Canada M2M 4H5. Luscar Energy Holdings Ltd. is a holding company. The principal business of OTPPB SCP Inc. is to make investments that are authorized for pension plans under the laws of the Province of Ontario, Canada.

Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario, Canada M2M 4H5.

1563706 Ontario Ltd. is an Ontario, Canada corporation, which has no operations other than holding the units. The shares of 1563706 Ontario Ltd. are held by Luscar Energy Holdings Ltd. and OTPPB SCP Ltd. The principal office address of 1563706 Ontario Ltd. is 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7.

To the best of Sherritt’s knowledge, no information is required to be disclosed pursuant to Item 2(d) and Item 2(e) for Luscar Ltd., Teachers or 1563706 Ontario Ltd.

(c) In the past 60 days, Sherritt effected on the Toronto Stock Exchange the following open market sales of units:

		Price Per	Price Per
Date	Number of Units Sold	Unit (in Canadian dollars)	Unit (in U.S. dollars)*

February 28, 2003	100,000	$30.50	$20.50
February 28, 2003	150,000	$30.50	$20.50
February 28, 2003	100,000	$30.50	$20.50
February 28, 2003	25,000	$30.85	$20.73
February 28, 2003	25,000	$30.85	$20.73
February 28, 2003	25,000	$30.85	$20.73
February 28, 2003	75,000	$30.85	$20.73
March 4, 2003	25,000	$30.51	$20.65
March 4, 2003	25,000	$30.48	$20.63
March 4, 2003	25,000	$30.49	$20.63
March 4, 2003	10,200	$30.55	$20.68
March 5, 2003	25,000	$30.55	$20.74
March 5, 2003	25,000	$30.55	$20.74
March 5, 2003	50,000	$30.60	$20.78
March 5, 2003	25,000	$30.60	$20.78
March 5, 2003	25,000	$30.65	$20.81
March 5, 2003	50,000	$30.65	$20.81
March 5, 2003	50,000	$30.70	$20.84
March 5, 2003	50,000	$30.70	$20.84

* Converted based on the noon buying rate for Canadian dollars in New York City as disclosed by the Federal Reserve Bank of New York on the date of sale.
(d) To the knowledge of Sherritt, other than pursuant to a pledge of the units in favor of National Bank of Canada, no other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the units discussed in this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to a Governance Agreement among Fording, 4123212 Canada Ltd. and Sherritt, dated February 28, 2003, Sherritt has the right, which it shares with Teachers (pursuant to a similar governance agreement), to nominate a single trustee of Fording, and Fording will use all reasonable efforts to cause the election by the Unitholders of such nominee. Sherritt’s shared right to nominate a trustee is contingent upon, among other things, Sherritt and Teachers delivering to Fording (and not revoking) a proxy to vote for all persons nominated by Fording. If Sherritt loses its right to nominate a trustee due to failure to deliver a proxy or revocation of a proxy, then after such time, Sherritt will vote only for the nominees for trustee nominated by Westshore and Teck (who are subject to similar governance agreements) and the incumbent chair and chief executive officer, and such other nominees for trustee provided each is not an insider of any of Sherritt, Teachers, Teck or Westshore and each qualify as an “unrelated director” (as defined in the corporate governance guidelines of the Toronto Stock Exchange) of Sherritt, Teachers, Teck, Westshore and Fording. A copy of the Governance Agreement is included as Exhibit 2 to this Schedule 13D and incorporated by reference herein. The description of the terms of the Governance Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Governance Agreement.

Except as set forth above, neither Sherritt nor, to the best of Sherritt’s knowledge, any of the entities or persons listed on Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding any securities of Fording, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	The Loan Agreement between Sherritt International Corporation, as Borrower, and National Bank of Canada, as Lender, dated February 27, 2003.

Exhibit 2	Governance Agreement among Fording Canadian Coal Trust and 4123212 Canada Ltd. and Sherritt International Corporation, dated February 28, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2003

Company Name

SHERRITT INTERNATIONAL CORPORATION

By:	/s/ Samuel W. Ingram
Name:	Samuel W. Ingram
Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit A

Executive Officers, Controlling Persons and Directors of Sherritt

Principal
		Occupation or	Country of
Name	Business Address	Employment	Citizenship

Ian Delaney (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman of Sherritt	Canada
Dennis Maschmeyer (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	President and Chief Executive Officer of Sherritt	Canada
Daniel P. Owen (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, Molin Holdings Ltd.	Canada
Rupert Pennant-Rea (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, The Stationery Office Group Ltd.	United Kingdom
Sir Patrick Sheehy (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, Perpetual Income & Growth Investment Trust plc	United Kingdom
Patrice Merrin Best	1133 Yonge Street, Toronto, Canada M4T 2Y7	Executive Vice President and Chief Operating Officer of Sherritt	Canada
Michael E. Chalkley	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, Metals	United Kingdom
Barry Hatt	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, Oil and Gas Explorations	Canada
Samuel W. Ingram, Q.C	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, General Counsel and Corporate Secretary	Canada
Jowdat Waheed	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President and Chief Financial Officer	Canada